Exhibit (a)(5)(xxviii)

JOSEPH W. COTCHETT (#36324)
jcotchett@cpmlegal.com
FRANK M. PITRE (#100077)
fpitre@cpmlegal.com
MARK C. MOLUMPHY (#168009)
mmolumphy@cpmlegal.com
PHILIP L. GREGORY (#95217)
pgregory@cpmlegal.com
ANNE MARIE MURPHY (#202540)
amurphy@cpmlegal.com
COTCHETT, PITRE & McCARTHY
840 Malcolm Road, Suite 200
Burlingame, CA 94010
Telephone: 650-697-6000
Facsimile: 650-697-0577

Attorneys for Plaintiff Papazian Distributing Co., Inc.
IN THE SUPERIOR COURT OF THE STATE OF CALIFORNIA
COUNTY OF SAN MATEO

PAPAZIAN DISTRIBUTING CO., INC.,	)	Case No. CIV 474971
individually and on behalf of all others	)
similarly situated,	)	CLASS ACTION
)
Plaintiff,	)
	)	COMPLAINT
v.	)
)
ROCHE HOLDINGS, INC., ROCHE HOLDING AG, GENENTECH, INC., ARTHUR D. LEVINSON, HERBERT W. BOYER, WILLIAM BURNS, ERICH HUNZIKER, JONATHAN KNOWLES, DEBRA REED, and CHARLES SANDERS,	) ) ) ) ) )
)
Defendants.	)
)
)
)
COMPLAINT

     Plaintiff Papazian Distributing Co., Inc., by its attorneys, alleges upon information and belief, except with respect to plaintiff’s ownership of Genentech, Inc. (“Genentech” or the “Company”) common stock, and plaintiff’s suitability to serve as class representative, which is alleged upon personal knowledge, as follows:
I. INTRODUCTION
     1. Plaintiff brings this action individually and as a class action on behalf of all persons who own Genentech securities (the “Class”) based on a massive breach of trust relaing to the proposed buy-out offer of Genentech by its largest and controlling shareholder, Roche Holdings. In the event that the proposed transaction is consummated, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by the Director Defendants. The proposed transaction and the acts of the Director defendants, as more particularly alleged herein, constitute a breach of defendants’ fiduciary duties to plaintiff and the Class and a violation of applicable legal standards governing the defendants herein.
     2. It has long been the law in California that directors and controlling shareholders bear a fiduciary relationship and a duty to act in the best interests of all shareholders, including minority shareholders. Remillard Brick Co. v. Remillard-Dandini (1952) 109 Cal.App.2d 405; Jones v. H.F. Ahmanson & Co. (1969) 1 Cal.3d 93. As the California Supreme Court stated:
     The extensive reach of the duty of controlling shareholders and directors to the corporation and its other shareholders was described by the Court of Appeal in Remillard Brick ..., where, quoting from the opinion of the United States Supreme Court in Pepper v. Litton, 308 U.S. 295 ... the court held: “A director is a fiduciary. [Citation.] So is a dominant or controlling stockholder or group of stockholders. [Citation.] Their powers are powers of trust. [Citation.]” ... “He cannot by the intervention of a corporate entity violate the ancient precept against serving two masters .... He cannot utilize his inside information and his strategic position for his own preferment .... He cannot use his power for his personal advantage and to the detriment of the stockholders and creditors no matter how absolute in terms that power may be and no matter how meticulous he is to satisfy technical requirements.” In Remillard, the Court of Appeal clearly indicated that the fiduciary obligations of the directors and shareholders are neither limited to specific statutory duties and avoidance of fraudulent practices nor are they owed solely to the corporation to the exclusion of other shareholders.
Jones, 1 Cal.3d at pp. 108-109 (emphasis added).
COMPLAINT

     3. Roche Holdings, Inc. and Roche Holding AG (collectively “Roche”) are subsidiaries of F. Hoffman-La Roche Ltd, the world’s largest producer of medications to treat cancer. On July 21, 2008, Genentech issued a press release announcing that Roche had made an offer to buy all outstanding shares of Genentech. Roche, the majority and controlling shareholder of Genentech, offered to buy the remaining outstanding shares of Genentech for $89 per share in cash (the “Transaction”.) This represents a total equity value of approximately $43.7 billion. Copies of Genentech’s press release, as well as materials relating to the offer, published on Roche’s website, are attached as Exhibits A, B, C and D to this Complaint.
     4. The market reacted quickly and negatively to the proposed consideration. The offer consideration represented just an 8.8 percent premium to Genentech’s share price for the previous market day, while typical premiums in other recent transactions range from 40 to 65 percent. As a controlling shareholder, Roche exerts considerable influence and/or control over the Genentech Board and therefore owed Genentech public shareholders a duty of entire fairness with respect to price and process when offering to acquire the remainder of the company.
     5. Defendants are now considering the Roche proposal. Due to Roche’s influence and control over the Board, as well as an agreement between Roche and Genentech, even if shareholders vote against the proposal, the decision can be overridden by investment bankers hired by the company. Plaintiff now seeks to enjoin the Transaction or, alternatively, to recover damages in the event that the Transaction is consummated, since it does not provide for adequate value for Genentech shareholders.
II. PARTIES
Plaintiff
     6. Plaintiff Papazian Distributing Co., Inc. is a resident of California and has owned shares of defendant Genentech common stock at all relevant times described herein.
Defendants
     7. Defendant Genentech is a Delaware corporation headquartered at 1 DNA Way, South San Francisco, California 94080-4990. Genentech is a leading biotechnology company in the world and an institution in San Mateo County. It is a leading biotechnology company that
COMPLAINT

discovers, develops, manufactures, and commercializes pharmaceutical products. As of February 2008, the number of outstanding shares of the Company’s common stock was approximately 1 billion.
     8. Defendant Roche Holdings, Inc., an indirect and wholly-owned subsidiary of Roche Holdings, Ltd., is Genentech’s majority shareholder.
     9. Defendant Roche Holding AG is a subsidiary of F. Hoffmann-La Roche Ltd.
     10. Roche Holdings, Inc. and Roche Holding AG are collectively referred to herein as “Roche.”
     11. Defendant Herbert W. Boyer, Ph.D. is the retired co-founder of Genentech and has served as a director of the Company since 1976.
     12. Defendant William M. Burns is Chief Executive Officer of the Pharmaceuticals Division and Member of the Corporate Executive Committee, The Roche Group. He has served as a director of the Company since 2004. Pursuant to the affiliation agreement between Genentech and Roche, Mr. Burns is a designee of Roch. He is not an independent director.
     13. Defendant Erich Hunziker, Ph.D. is Chief Financial Officer and Deputy Head of the Corporate Executive Committee, The Roche Group. He has served as a director of the Company since 2004. Pursuant to the affiliation agreement between Genentech and Roche, Dr. Hunziker is a designee of Roche. He is not an independent director.
     14. Defendant Jonathan K.C. Knowles, Ph.D., is head of Global Research and Member of the Corporate Executive Committee, The Roche Group. He has served as a director of the Company since 1998. Pursuant to the affiliation agreement between Genentech and Roche, Dr. Knowles is a designee of Roche. He is not an independent director.
     15. Defendant Arthur D. Levinson, Ph.D., is Chairman and Chief Executive Officer of Genentech. He has served as a director of the Company since 1995.
     16. Defendant Debra L. Reed is President and Chief Executive Officer of San Diego Gas & Electric and Southern California Gas Co. She has served as director of the Company since 2005.
COMPLAINT

     17. Defendant Charles A. Sanders, M.D., is retired Chairman and Chief Executive Officer of Glaxo, Inc. and serves as Lead Director of Genentech. He has served as a director of the Company since 1999.
     18. The individual directors of Genentech described above are collectively referred to herein as the “Director Defendants.”
     19. Each Director Defendant herein is sued individually, as a conspirator and aider and abettor, as well as in their capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.
III. FACTUAL ALLEGATIONS
Roche’s Close Relationship With Genentech
     20. Genentech is an institution in San Mateo County and one of its greatest success stories. Founded more than 30 years ago, in 1976, Genentech pioneered a new scientific field called recombinant DNA technology. Within just a few short years, Genentech successfully demonstrated the viability of using recombinant DNA technology to develop products with practical applications and, in so doing, launched a whole new industry.
     21. In 1980, Genentech went public and raised $35 million with an offering that leapt from $35 per share to a high of $88 after less than an hour on the market. The event was one of the largest stock run-ups ever.
     22. In 1990, Genentech and Roche Holding Ltd. of Basel, Switzerland completed a $2.1 billion merger. Each share of Genentech common stock was exchanged for $18 in cash plus one-half share of Genentech redeemable common stock.
     23. In 1995, Genentech announced an agreement with Roche Holding Ltd. to extend for four years Roche Holding’s option to purchase the outstanding redeemable common stock of the company at a predetermined price that escalated quarterly up to $82.50 per share. As part of the agreement, Genentech began receiving royalties rather than recording sales on European sales of Pulmozyme and Canadian sales of all Genentech products as Roche assumed responsibility for those sales.
COMPLAINT

     24. In 1997, in recognition of the importance of Genentech in establishing the biotechnology industry in South San Francisco, the city renamed the 400 block of Point San Bruno Boulevard to DNA Way, giving Genentech the new street address 1 DNA Way.
     25. In June 1999, Roche exercised its call option and caused Genentech to redeem all of its outstanding special common shares not already owned by Roche for just $82.50 per share. Roche then announced its intent to turn around and publicly sell up to 19 percent of Genentech shares and continue Genentech as a publicly traded company.
     26. The decision was extremely lucrative for Roche. On July 19, 1999, just a few weeks later, Roche sold 22 million shares of Genentech common stock in a public offering at $97.00 per share. On October 20, 1999, Roche then conducted a secondary offering of 20 million more shares priced at $143.50 per share, making it the largest secondary offering in United States history. On March 23, 2000, Roche conducted a third offering of 19 million shares of Genentech stock at $163 per share.
Roche Close Control of Genentech
     27. By virtue of its majority ownership interest, Roche exercises close control over Genentech, its operations, and its management through various arrangements and agreements, which are described at length in Genentech’s 2008 Proxy:
RELATIONSHIP WITH ROCHE
Arrangements between Genentech and Roche
In June 1999, we redeemed all of our callable putable common stock (“Special Common Stock”) held by stockholders other than Roche Holdings, Inc. (“Roche”) for cash pursuant to a contractual obligation with Roche that gave Roche the right to require such a redemption. Upon completion of the redemption, Roche’s ownership percentage of out Special Common Stock was 100%. In July and October of 1999 and March 2000, Roche completed public offerings of our Common Stock and in January 2000, Roche completed an offering of its zero-coupon notes exchangeable for our Common Stock held by Roche. At the conclusion of these public offerings in March 2000, Roche’s ownership pf our Common Stock was at 58.9%. On December 31, 2007, Roche’s ownership of out Common Stock was 55.8%.
During the period that Roche owned all of our outstanding equity, we amended our Certificate of Incorporation and entered into an affiliation agreement with Roche that enabled our current management to conduct our business and operations as we had done in the past while at the same time
COMPLAINT

reflecting Roche’s ownership in us. The affiliation agreement is for the exclusive benefit of Roche and can be amended att any time by Roche and us. We also amended out bylaws to provide Roche with certain proportional representation rights with respect to membership on our Board of Directors and committees.
Our Amended and Restated Certificate of Incorporation provides that the provisions of our bylaws described under “Composition of Board of Directors,” “Roche’s Right to Proportional Representation,” “Membership of Committees” and “Nomination of Directors,” may be repe4aled or amended only by a 60% vote of our stockholders. However, Roche’s right to nominate a number of directors proportional to Roche’s ownership interest until Roche’s ownership interest is less than 5%, may be repealed or amended only by a 90% vote of or stockholders.
The provisions of the affiliation agreements described below under “Roche Approval Required for Certain Actions” and “Licensing and Marketing Agreements” will terminate if Roche owns less than 40% of our stock.
     28. Under Genentech’s bylaws, and consistent with Roche’s controlling interest, Genentech’s Board currently consists of seven members: three nominees of Roche (William M. Burns, Erich Hunziker and Jonathan K. C. Knowles), one of Genentech’s executive officers (defendant Arthur D. Levinson); and, and three “independent” directors (defendants Herbert W. Boyer, Debra L. Reed and Charles A. Sanders).
     29. In addition to having three directors on Genentech’s Board, Roche is also entitled to designate at least one member of each of Genentech’s Board committees other than the Audit Committee. Roche’s committee members may then designate another Roche director to serve as their alternates on any committee. Roche currently has two nominees on the Nominations Committee, and a majority of the members of the Nominations Committee must approve the nomination of any person or director not designated by Roche.
     30. Under Genentech’s bylaws, Roche also has the right to proportional representation. In this regard, the 2008 Proxy states:
     Under our bylaws, Roche is entitled to representation on our Board proportional to its ownership interest in our Common Stock. Roche is entitled to have a number of directors equal to its percentage ownership of our Common Stock times the total number of directors, rounded up to the next whole number if Roche’s ownership interest is greater than 50% and rounded down if it is less than or equal to 50%. Upon Roche’s request, we will immediately take action to increase the size of out Board or to fill the vacancies by electing Roche nominees in order to achieve Roche’s proportional representation.
COMPLAINT

     If Roche’s ownership interest of our common Stock falls below 40%, the Roche directors will resign to the extent Roche’s representation exceeds its proportional ownership interest. The number of directors required to resign shall be rounded up to the next whole number. Roche shall thereafter be entitled to nominate a number of directors proportional to Roche’s ownership interest rounded down to the next whole number, until Roche’s ownership interest is less than 5%.
     31. Roche even reserves the right to pre-approve several types of actions taken by Genentech. As described in the 2008 Proxy:
     Without the prior approval of the Roche directors, we may not approve:
•	any acquisition constituting a substantial portion of our business or assets;

•	any sale, lease, license, transfer or other disposal of all or a substantial portion of our business or assets not in the ordinary course of our business;

•	any issuance of capital stock other than (1) issuances pursuant to employee incentive plans not exceeding 5% of our voting stock, (2) issuances upon the exercise, conversion or exchange of any of our outstanding capital stock, and (3) other issuances not exceeding 5% of our voting stock in any 24 month period; and

•	any repurchase or redemption of our capital stock other than (1) a redemption required by the terms of a security and (2) purchases made at fair market value in connection with any of our deferred compensation plans.
     32. Roche has the ability to maintain its percentage ownership interest in Genentech’s stock pursuant to an affiliation agreement. Roche has a continuing option to buy stock from Genentech at prevailing market prices to maintain its percentage ownership interest. Under the terms of the affiliation agreement, Roche’s minimum percentage is 57.7%, and Roche’s ownership percentage is to be no lower than 55.7%. At December 31, 2007, Roche’s ownership percentage was 55.8%
     33. Genentech also entered into a July 1999 Amended and Restated Licensing and Marketing Agreement with F. Hoffmann- La Roche Ltd (“Hoffmann-La Roche”) and its affiliates granting Hoffmann-La Roche an option to license, use and sell Genentech’s products in non-U.S. markets. Hoffmann-La Roche’s option expires in 2015.
COMPLAINT

     34. As Roche holds more than 50% of the voting power of Genentech, Genentech has admitted that it is a “controlled company” pursuant to NYSE corporate governance listing standards, and affirmatively sought an exemption from requirements that a majority of the directors on its Board and on the Compensation, Corporate Governance and Nominations Committees of its Board be independent. As a result, the majority of the directors on Genentech’s Board and these committees are not independent.
     35. Genentech’s “independent” directors — Boyer, Reed and Sanders — are compensated, in part, with stock options. The 2008 Proxy states:
In 2007, our independent directors were eligible to receive a stock option to purchase 7,500 shares of our Common Stock upon re-election to the Board at each annual meeting. In addition to the re-election grant, our independent directors are eligible to receive a stock option for the purchase of up to an additional 3,500 shares of Common stock, based upon our performance against median peer company performance for the previous fiscal year. These options vest over a twelve-month period with half of the shares vesting on the six month anniversary of the grant date and the other half vesting monthly in equal installments over the remaining six months. New independent directors are eligible to receive a stock option to purchase 20,000 shares of out Common Stock upon first election to the Board. Drs. Boyer and Sanders and Ms. Reed each were granted an option to purchase 11,000 shares of Common Stock on April 20, 2007, and such options are outstanding as of December 31, 2007.
Roche’s Attempted Squeeze-Out of Minority Shareholders
     36. As of July 21, 2008, the day of its buy-out offer, Roche owned 56 percent of Genentech, representing an equity market value of nearly $86 billion. Roche had also become increasingly dependent on Genentech’s cancer drugs for both revenues and profits. According to Roche, “drugs developed by Genentech contributed nearly a third of Roche’s total sales of 46.1 billion Swiss francs, or about $45 billion, in 2007.” Many of these drugs enjoy little competition allowing the Company to charge very high prices and garner extremely high profits.
     37. At the same time, Genentech has been enjoying product development and financial success. Total product sales reached almost $2.4 billion in the first quarter of 2008, a 2% increase over the first quarter of 2007. Total non-GAAP operating revenue for the first quarter of 2008 increased 8% to over $3 billion from $2.8 billion in the first quarter of 2007.
     38. Recently, Genentech updated the market on positive results in clinical studies of Avastin. Genentech also received word that the California Supreme Court had overturned the
COMPLAINT

award of $200 million in punitive damages resulting from a contract dispute brought by the City of Hope National Medical Center, resulting in a favorable effect on net income of approximately $190 million.
     39. On July 21, 2008, Roche made an offer to acquire the remaining portion of Genentech (that it doesn’t already own) for approximately $43.7 billion, or $89 a share, in cash. The $89 per share offer, however, represents a premium of only 8.8 percent to Genentech’s previous closing price of $81.82 on Friday, July 18, 2008. On news of the Roche offer, the market reacted by boosting shares of Genentech by almost 15 percent, to $93.88 at the close of trading on Monday, July 21, 2008.
     40. The offer is far below comparable transactions involving pharmaceutical and biotech companies, which have averaged premiums of between 40 to 65 percent. This explains why the offer was soundly criticized by analyst who believed that the $89 per share consideration was opportunistic given economic and industry conditions. Indeed, at the close of trading on July 21, 2008, Genentech’s share price had risen almost 15 percent on news of the Roche offer.
     41. The proposed buy-out transaction provides grossly inadequate consideration to Genentech’s minority shareholders. Shares of Genentech traded almost $100 per share several years ago, approximately $10 per-share above the proposed transaction’s consideration. Genentech’s shares currently trade at approximately $93 per share, $4 per share above the Proposed Transaction’s consideration. The offer fails to adequately value Genentech’s prospects, and represents nothing more than an effort to squeeze out the Company’s minority shareholders with no premium whatsoever.
     42. Conversely, the acquisition will represent a windfall for Roche, acquiring shares below market value, without any premium, while generating pretax cost savings and adding considerably to earnings per share in the first year after the deal closes.
     43. Unfortunately, rather than immediately rejecting the proposed offer, Genentech has announced that it will form a “special committee of its Board of Directors, composed of the independent directors” to “determine what action to take with respect to the proposal.”
COMPLAINT

     44. However, the corporate structure of Genentech, and agreements between Genentech and Roche, virtually assure that the deal will go forward. For example, the two companies entered into an agreement covering such a buy-out offer that basically allows Roche to bypass minority shareholder approval. As described in the 2008 Proxy:
     Business Combinations with Roche
Roche has agreed that, as a condition to any merger of the Company with Roche or its affiliates or the sale of substantially all of our assets to Roche or its affiliates, either:
•	the merger or sale must be authorized by a favorable vote at any meeting of a majority of the shares of Common Stock not owned by Roche, provided that no person or group shall be entitled to cast more than 5% of the votes cast at the meeting; or

•	in the event a favorable vote is not obtained, the value of the consideration to be received by the holders of our Common Stock, other than Roche, shall be equal to or greater than the average of the means of the ranges of fair values for the Common Stock as determined by two investment banks of nationally recognized standing appointed by a committee of independent directors.
Roche has agreed that it will not sell any shares of our Common Stock in the 90 days immediately preceding any proposal by Roche for a merger with us. Roche has also agreed that in the even t of any merger of the Company with Roche or its affiliates or sale of substantially all of our assets to Roche or its affiliates each unvested option outstanding under our stock option plans will:
•	be accelerated and become exercisable immediately prior to the consummation of the transaction for the total number of shares of Common Stock covered by the option;

•	become exchangeable upon the consummation of the transaction for deferred cash compensation, which vests on the same schedule as the shares of the Common Stock covered by the option, having a value equal to the product of (A) the number of shares of the Common Stock covered by the option and (B) the amount which Roche, in its reasonable judgment, considers to be equivalent in value to the consideration per share received by Common Stock holders in the transaction other than Roche, minus the exercise price per share of the option; or

•	be canceled in exchange for a replacement option to purchase stock of the surviving corporation in the transaction with the terms of the option to provide valuable equivalent, as determined by Roche in its reasonable discretion, to that of the canceled option.
In other words, the proposed transaction can be consummated regardless of whether a majority of non-Roche shareholders approve it, simply by having the Board hire investment bankers to set
COMPLAINT

the price for Genentech’s remaining shares. The agreement will also assist Roche to prevent any other competing offers for Genentech’s valuable assets and ensuring that minority shareholders get full and fair value.
IV. CLASS ACTION ALLEGATIONS
     45. Plaintiff brings this action individually and as a class action on behalf of all stockholders of Genentech (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).
     46. The Class is so numerous that joinder of all members is impracticable. As of February 2008, there were hundreds if not thousands of holders of record of Genentech’s common stock, in addition to Roche.
     47. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following:
               (i) Whether defendants breached their fiduciary duty, and have engaged and are continuing to engage in a plan and scheme to benefit Roche at the expense of the member of the Class;
               (ii) Whether the Individual Defendants have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiff and the other members of the Class;
               (iii) Whether the Individual Defendants have disclosed or will disclose in any future solicitation, all material facts in connection with the challenged transaction; and
               (iv) Whether plaintiff and the other members of the Class would be irreparably damaged it the defendants are not enjoined from the conduct described herein.
     48. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class.
COMPLAINT

Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
     49. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members fo the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     50. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, and final injunctive relief on behalf of the Class as a whole is appropriate.
V. CAUSES OF ACTION
First Cause of Action — Breach of Fiduciary Duty
     51. By the acts, transactions, and courses of conduct alleged herein, defendants individually and as part of a common plan and scheme and/or aiding and abetting one another in total disregard of their fiduciary duties, are attempting to deprive plaintiff and the Class of the true value of their investment in the Company.
     52. The proposed transaction is wrongful, unfair and harmful to Genentech’s public stockholders, the Class members, and presents an attempt by Defendants to benefit themselves at the expense of and to the detriment of the stockholders of the Company. The proposed transaction will deny plaintiff and other Class members their rights to share appropriately in the true value of the Company’s assets and future growth in profits and earnings, while usurping the same for the benefit of Roche at an unfair and inadequate price.
     53. In light of the foregoing, Roche has breached its fiduciary duties as a controlling shareholder and the Director Defendants have breached their fiduciary duties to maximize stockholder value and have not fully informed themselves about whether greater value can be achieved through the sale of the Company to a third party in a manner designed to obtain the highest possible price for Genentech’s public stockholders.
COMPLAINT

     54. The terms of the transaction as no proposed are unfair to the Class, and the unfairness is compounded by the disparity between the knowledge and information possessed by the Director Defendants by virtue of their positions of control of Genentech and that possessed by Genentech’s public shareholders.
     55. Defendants owe fundamental fiduciary obligations to Genentech’s stockholders to take all necessary and appropriate steps to maximize the value of their shares. The Director Defendants have the responsibility to act independently so that the interests of the Company’s public shareholders will be protected and to consider properly all bona fide offers for the Company and to immediately reject offers that are clearly not in the interest of shareholders, but instead, have been designed to benefit the Company’s majority shareholder. Further, the directors of Genentech must adequately ensure that no conflict of interest exists between the Director Defendant’s own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to ensure that all such conflicts will be resolved in the best interests of the Company’s stockholders.
     56. Defendants have breached their fiduciary and other common law duties owed to plaintiff and other member of the Class and are acting to the detriment of the Class.
     57. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize a full and fair value for their stock at a premium over the market price and to compel defendants to carry out fiduciary duties to maximize shareholder value.
     58. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.
     59. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class and will not only prevent the sale of Genentech at a substantial premium, but facilitate the sale at an unfair price to a pre-ordained buyer, all to the irreparable harm of plaintiff and other members of the Class. Plaintiff and the Class have no adequate remedy at law.
COMPLAINT

Second Cause of Action — Aiding and Abetting Breaches of
Fiduciary Duty
     60. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.
     61. Defendant Roche aided and abetted the other defendants in breaching their fiduciary duties owed to the public shareholders of Genentech, including plaintiff and the members of the Class.
     62. The Director Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.
     63. By committing the acts alleged herein, the Director Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.
     64. Roche colluded in or aided and abetted the Director Defendants’ breaches of fiduciary duties, and was an active and knowing participant in the Director Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.
     65. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.
          WHEREFORE, plaintiff demands judgment as follows:
          a. Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;
          b. Preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction;
          c. Declaring that the Proposed Transaction is in breach of the fiduciary duties of the defendants and, therefore, any agreement arising therefrom is unlawful and unenforceable;
          d. In the event that the Proposed Transaction is consummated, rescinding it and setting it aside;
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          e. Awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law;
          f. Requiring the Director Defendants to conduct a fair process to evaluate the Company’s value maximizing strategic alternatives;
          g. Directing that defendants account to plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;
          h. Awarding plaintiff and the Class pre- and post-judgment interest at the statutory rate;
          i. Enjoining, temporarily and permanently, any material transactions or changes to Genentech’s business and assets unless and until proper process is conducted to evaluate Genentech’s strategic alternatives;
          j. Awarding plaintiff his costs and disbursements, including reasonable allowances for fees of plaintiff’s counsel and reimbursement of expenses; and
          k. Any other and further relief as the Court may deem just and proper.

Dated: July 24, 2008	COTCHETT, PITRE & McCARTHY
	By:	/s/ Mark C. Molumphy
MARK C. MOLUMPHY
Attorneys for Plaintiff and the Class

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